SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

March 31, 2008
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – March 31, 2008 (Unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Income for the three-month periods ended
March 31, 2008 and 2007 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month period ended March 31, 2008 (Unaudited) and for the year ended December 31, 2007 and Comprehensive Income for the three-month periods ended March 31, 2008 and 2007 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2008 and 2007 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – March 31, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2008, the related condensed consolidated statements of income, cash flows and comprehensive income for the three-month periods ended March 31, 2008 and 2007, and the condensed consolidated statements of changes in stockholders’ equity for the three-month periods ended March 31, 2008. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated January 31, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil April 17, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
Years ended March 31,2008 and December 31,2007
(Thousands of United States dollars)

	March 31,	December 31,
	2008	2007

Assets	(unaudited)
Current assets
Cash and cash equivalents	US$ 341,591	US$ 319,063
Short-term investments	2,609	2,512
Trade accounts receivable, net of allowance for
doubtful accounts of US$ 15,824 at March 31, 2008
and US$16,803 at December 31, 2007	195,416	181,371
Inventories	35,727	36,107
Deferred income taxes	17,354	36,053
Recoverable income taxes	19,368	25,319
Prepaid expenses	14,092	13,962
Other current assets	5,502	6,894

Total current assets	631,659	621,281

Non-current assets
Property and equipment, net	1,050,026	998,872
Goodwill	953,360	941,922
Intangible assets	305,920	308,575
Deferred income taxes	126,769	127,296
Judicial deposits	87,808	96,574
Recoverable income taxes	17,885	24,151
Other non-current assets	7,342	7,242

Total non-current assets	2,549,110	2,504,632

Total assets	US$ 3,180,769	US$ 3,125,913

	March 31,	December 31,
	2008	2007

Liabilities and stockholders’ equity	(unaudited)
Current liabilities
Trade accounts payable	US$ 116,824	US$ 119,979
Accounts payable to programmers	72,656	68,647
Income taxes payable	6,987	20,734
Sales taxes payable	44,149	41,592
Payroll and related charges	47,927	54,846
Current portion of long-term debt	11,470	7,774
Interest payable	18,302	6,153
Deferred revenue	93,104	88,193
Accrued expenses and other liabilities	14,635	15,035

Total current liabilities	426,054	422,953

Non-current liabilities
Long-term debt, less current portion	625,362	620,943
Deferred sign-on, hook-up fee and programming
benefits	33,636	30,841
Estimated liability for tax, labor and civil claims and
assessments	373,907	379,946
Accrued expenses and other liabilities	51,778	47,523

Total non-current liabilities	1,084,683	1,079,253

Total liabilities	1,510,737	1,502,206

Stockholders’ equity
Preferred stock, no par value	2,373,572	2,359,660
Common stock, no par value	987,414	959,641
Additional paid-in capital	37,503	79,188
Accumulated deficit	(1,778,985)	(1,804,601)
Accumulated other comprehensive profit	50,528	29,819

Total stockholders’ equity	1,670,032	1,623,707

Total liabilities and stockholders’ equity	US$ 3,180,769	US$ 3,125,913

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
Years ended March 31, 2008 and 2007
(Thousands of United States dollars, except per share and share amounts)

	March 31, 2008	March 31, 2007

Total revenue	US$ 624,427	US$ 341,670
Taxes and other deductions from revenues	(146,659)	(75,806)

Net operating revenue	477,768	265,864

Programming and other operating costs, excluding depreciation and amortization
Third party providers	(37,693)	(19,788)
Related parties	(79,844)	(52,322)
Other operating costs	(110,269)	(54,124)
Selling, general and administrative expenses	(118,149)	(68,370)
Depreciation and amortization	(66,539)	(39,354)
Other income (expenses)	(1,537)	3,552

Total operating costs and expenses	(414,031)	(230,406)

Operating income	63,737	35,458

Other income (expenses):
Monetary indexation, net	94	(49)
Gain on exchange rate, net	2,704	6,693
Interest expense	(18,258)	(13,304)
Interest income	10,556	8,317
Financial expense, net	(3,479)	(10,365)

Total other expenses, net	(8,383)	(8,708)
Income before income taxes	55,354	26,750

Income taxes	(29,738)	(8,199)

Net income	US$ 25,616	US$ 18,551

Net earnings per common share basic and diluted	US$ 0.07	US$ 0.06

Net earnings per preferred share, basic and diluted	US$ 0.08	US$ 0.07

Weighted average number of common shares outstanding, basic and diluted	223,930,592	182,776,904

Weighted average number of preferred shares outstanding, basic and diluted	113,440,328	111,414,544

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Period ended March 31, 2008 and Year ended December 31, 2007
(Thousands of United States dollars)

						Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain (loss) - only CTA
	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit
contributed by stockholders for
shares February 1, 2007	1,881,774 6	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Issuance of shares for Vivax
acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Exchange of tax benefit
contributed by Stockholders for
shares	-	-	-	-	-	5,649	-	-	5,649

Change in cumulative translation
adjustment for the year	-	-	-	-	-	-	-	222,527	222,527

Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit
contributed by stockholders for
shares January 31, 2008	1,229,387	2,454,256	13,912	27,773	41,685	(41,685)	-	-	-

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	20,709	20,709

Net income for the period	-	-	-	-	-	-	25,616	-	25,616

Balance at March 31, 2008
(unaudited)	224,349,394	114,276,393	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 37,503	US$ (1,778,985)	US$ 50,528	US$ 1,670,032

							Three-month periods ended March 31
							2008	2007

				Net income for the period			US$ 25,616	US$ 18,551
				Cumulative translation adjustments			20,709	36,553

				Total comprehensive income (unaudited)			US$ 46,325	US$ 55,104

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Three-months period ended:

	March 31, 2008	March 31, 2007

Operating activities
Net income for the period	US$ 25,616	US$ 18,551
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues	(990)	(892)
Equity in results of affiliates	-	(3,727)
Exchange losses, monetary indexation and interest expense, net	20,122	13,241
Depreciation and amortization	66,539	39,354
Deferred income taxes	22,131	5,826
Write off and disposal of assets, net	(444)	500
Estimated liability for tax, labor and civil claims and assessments	(15,458)	(4,196)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(9,596)	(6,206)
Recoverable income taxes	13,324	5,657
Short-term investments	(67)	223,935
Prepaid expenses and other assets	10,334	(3,075)
Accounts payable to suppliers and programmers	(1,577)	8,117
Income taxes payable	(12,309)	(9,134)
Payroll and related charges	(7,791)	(11,851)
Sales taxes, accrued expenses and other liabilities	11,059	3,151

Net cash provided by operating activities	120,893	279,251

Investing activities
Acquisition of property and equipment	(99,419)	(76,968)
Proceeds from sale of equipment	500	599

Net cash used in investing activities	(98,919)	(76,369)

Financing activities
Repayments of short-term debt	(5,335)	(4,184)
Issuances of long-term debt	2,108	-

Net cash used in financing activities	(3,227)	(4,184)

Effect of exchange rate changes on cash and cash equivalents	3,781	5,310

Net increase in cash and cash equivalents	22,528	204,008
Cash and cash equivalents at beginning of the period	319,063	11,826

Cash and cash equivalents at end of the period	US$ 341,591	US$ 215,834

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 8,995	US$ 5,814
Cash paid for interest	US$ 5,146	US$ 3,924
Non-cash transaction for investing activities (fiscal benefit contribute
by Globotel Participações S.A.)	US$ 41,685	US$ 32,930

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

During the period ended March 31, 2008 there have been no significant changes in the Company’s ownership in subsidiaries. On March 31, 2008 the subsidiary Net Jundiaí was merged into Net Serviços de Comunicação S.A.

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2008 and 2007 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2008 are not necessarily indicative of the results to be expected for the entire year.

This unaudited condensed consolidated interim financial statements has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2007 and should be read in conjunction therewith.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

2. Basis of Presentation (Continued)

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by USGAAP.

The exchange rate of the Brazilian Real (R$) to the US$ was R$ 1.7491:US$ 1.00 at March 31, 2008, R$1.7713:US$ 1.00 at December 31, 2007. At April 17, 2008 the exchange rate was R$1.6588:US$ 1.00.

3. Inventories

Inventories are comprised, as follows:

	March 31, 2008	December 31, 2007

Consumable material	US$ 21,138	20,307
Parts and maintenance material	15,698	16,896
Allowance for obsolescence	(1,109)	(1,096)

Total	US$ 35,727	36,107

4. Related Party Transactions

The balances due to and from related parties as well as revenues and operating costs and expenses as of March 31, 2008 and December, 31 2007 are as follows:

							Operating costs and
Related companies	Assets		Liabilities		Service revenues		expenses

	03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	03/31/07	03/31/08	03/31/07

Emp. Brasil. de Telecom.
S.A – Embratel	US$ 20,428	18,471	54,690	47,139	25,184	4,969	(18,468)	(7,900)
Net Brasil S.A	-	-	44,049	40,742	-	-	(70,472)	(47,284)
Globosat Programadora
Ltda.	142	140	3,947	3,607	352	313	(9,372)	(5,586)
Other	-	-	1,264	942	-	41	(4,335)	(2,937)

Total	US$ 20,570	18,611	103,950	92,430	25,536	5,323	(102,647)	(63,707)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Debt

Debt is comprised as follows:

		Effective
	Face	interest rate	March	December
	Amount	per year	31, 2008	31, 2007

Debentures - 6th public issuance	US$ 331,599	CDI + 0.70%	US$ 331,599	US$ 327,442
Perpetual Notes	150,000	9.25%	150,000	150,000
Bank credit notes	97,192	CDI + 1.20%	97,192	95,975
FINAME	58,041	TJLP + 3.15%	58,041	55,300

			636,832	628,717
Less current portion			(11,470)	(7,774)

Long-term debt			US$ 625,362	US$ 620,943

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2009	US$ 11,826
2010	97,091
2011	194,283
2012	89,262
2013	82,900

Total	US$ 475,362

6. Earnings per Share

The following table sets forth the computation of earnings per share for the period ended March 31, 2008 and 2007 (in thousands, except per share amounts):

	March 31, 2008	March 31, 2007

Numerator
Net income	US$ 25,616	US$ 18,551

Denominator
Weighted average number of common shares	113,440,328	111,414,544
Weighted average number of preferred shares	223,930,592	182,776,904
10% - Preferred shares	1.10	1.10
Weighted average number of preferred shares
adjusted	246,323,651	201,054,594

Denominator for basic earnings per share	359,763,979	312,469,139

Basic earnings per common share	US$ 0.07	US$ 0.06
10% - Preferred shares	1.10	1.10
Basic earnings per preferred shares	US$ 0.08	US$ 0.07

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

During the first quarter of 2008, the Company and certain of its operating subsidiaries withdrew from lawsuits related to the taxation of the broadband services. The related liabilities were fully accrued and offset against the corresponding judicial deposits of US$13,798 with no impact in the income statement for the period.

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	March 31, 2008	December 31, 2007

Tax related matters	US$ 332,460	US$ 339,531
Labor related claims	23,556	23,228
Civil related claims	17,891	17,187

Total	US$ 373,907	US$ 379,946

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$139,437 (US$130,723 on December 31, 2007) to the state and federal tax authorities as a collateral for the amounts under litigation.

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$87,808 (US$96,574 on December 31, 2007), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$32,534 (US$32,105 on December 31, 2007).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. Management has recorded the amount of US$91,986 (US$89,568 on December 31, 2007) related to this litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$29,519 (US$29,148 on December 31, 2007) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amount to US$16,614 (US$16,147 on December 31, 2007).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the
ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At March 31, 2008, court deposits and accrued liabilities under litigation amounts to US$24,822 (US$23,727 on December 31, 2007).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

In 1999, the Company has requested injunctions asking for the non-collection of Withholding Tax over hedge gains in the amount of US$14,185 (US$14,007 on December 31, 2007). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$14,482 (US$14,300 on December 31, 2007). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$7,417 (US$7,206 on December 31, 2007).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$77,448 (US$75,465 on December 31, 2007) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,831 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$5,197 (US$5,132 on December 31, 2007) to cover any potential losses.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Stockholders’ Equity

On January 31, 2008, the Company’s Board of Directors approved a capital increase for the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,685 as compensation for the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A.

9. Financial Instruments

The adoption of SFAS 157 – “Fair value measurements”, which is effective since November 15, 2007, did not generate a material impact on the Company’s financial position, except for the following disclosures about assets and liabilities measured at the fair value on a recurring basis, which are categorized in the table below based upon the level of significant input to the valuations.

		Fair Value Measurements at March 31, 2008 Using

		Quoted Prices in Active	Significant Other	Significant
	Balance at March 31,	Markets for Identical	Observable Inputs	Unobservable
Description	2008	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Financial investments funds	US$ 308,148	US$ 308,148	US$ -	US$ -
Short term investments – Brazilian
Interbank Deposit – “CDI”	2,609	2,609	-	-
Derivative instruments – foreign
exchange swaps contracts	(423)	(423)	-	-

	US$ 310,334	US$ 310,334	US$ -	US$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.